ARES VENTURES CORP.
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                                                      4600 Lamont Street, #4-327
                                                        San Diego, CA 92109-3535
                                                       Tel / Fax: (858) 408-2457

November 26, 2008


U.S. Securities and Exchange Commission
Mr. John P. Lucas, Esq.
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549

Re: Ares Ventures Corp.
    Amendment 1 to Registration Statement on Form S-1
    File Number: 333-154455
    Filed November 10, 2008

Dear Mr. Lucas:

This letter shall serve as the request of Ares Ventures Corp., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Monday, December 1, 2008, 12:00PM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We further acknowledge the following:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your kind cooperation and assistance in this matter.

Sincerely,


/s/ Shane Ellis
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Shane Ellis, President